Exhibit 99.65

FORM 9

NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Please complete the following:

Name of Listed Issuer: Acreage Holdings, Inc. (the “Issuer”).

Trading Symbol: ACRG.U .

Date: December 6, 2018 .

Is this an updating or amending Notice: ☐Yes X No

If yes provide date(s) of prior Notices: N/A.

Issued and Outstanding Securities of Issuer Prior to Issuance: 21,443,042 Subordinate Voting Shares, 1,445,879 Proportionate Voting Shares and 168,000 Multiple Voting Shares .

Date of News Release Announcing Private Placement: N/A ..

Closing Market Price on Day Preceding the Issuance of the News Release: N/A (Closing price on December 5, 2018 was US$15.98)__

1.       Private Placement

Full Name & Residential Address of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed	Payment Date(1)	Describe relations-hip to Issuer (2)

(1)	Indicate date each placee advanced or is expected to advance payment for securities. Provide details of expected payment date, conditions to release of funds etc. Indicate if the placement funds been placed in trust pending receipt of all necessary approvals.
(2)	Indicate if Related Person.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES January 2015 Page 1

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised: N/A .
2.	Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. N/A .
3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: None .
4.	If securities are issued in forgiveness of indebtedness, provide details and attach the debt agreement(s) or other documentation evidencing the debt and the agreement to exchange the debt for securities. None.
5.	Description of securities to be issued: N/A .

(a)	Class .
(b)	Number .
(c)	Price per security .
(d)	Voting rights .

6.	Provide the following information if Warrants, (options) or other convertible securities are to be issued: N/A .
(a)	Number .

(b)	Number of securities eligible to be purchased on exercise of Warrants (or options) .
(c)	Exercise price .

(d)	Expiry date .

7.	Provide the following information if debt securities are to be issued: N/A .
(a)	Aggregate principal amount .
(b)	Maturity date .
(c)	Interest rate .

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES January 2015 Page 2

(d)	Conversion terms .
(e)	Default provisions .

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.): N/A ..
(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): .
(b)	Cash .
(c)	Securities .
(d)	Other .
(e)	Expiry date of any options, warrants etc. .
(f)	Exercise price of any options, warrants etc. .
9.	State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship

N/A .

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

N/A .

11.	State whether the private placement will result in a change of control.

N/A .

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. N/A

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES January 2015 Page 3

13.	Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102.

2.       Acquisition

1.	Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

Acquisition of all of the issued and outstanding shares of Form Factory, Inc. (“Form Factory”), with business operations, directly and through its subsidiaries, and assets located in California, Oregon, and Washington. Form Factory is a cannabis manufacturer and co-packer located in Portland, Oregon, with an additional facility in Washington and plans for expansion into California.

2.	Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

On December 5, 2018, the Issuer signed a definitive agreement to acquire all of the issued and outstanding shares of Form Factory in an arm’s length transaction; the acquisition will be the result of Form Factory merging with and into a wholly-owned subsidiary of the Issuer, with Form Factory surviving such merger as a wholly-owned subsidiary of the Issuer. Form Factory does not have an existing relationship with the Issuer. The payment terms are USD$160,000,000.00 (CAD$213,648,000.00) assuming a U.S. to Canadian dollar exchange rate of 1:1.3353, being the closing rate published by Bank of Canada on December 5, 2018), to be satisfied by the issuance of up to 6,400,000 Subordinate Voting Shares of the Issuer, of which: 760,000 Subordinate Voting Shares will be subject to a 2-year escrow in order to: (i) satisfy excesses of Form Factory indebtedness and transaction expenses over estimated amounts; and (ii) claims by the Issuer for indemnification in respect of breaches of representations and warranties and covenants of Form Factory and its shareholders in the Merger Agreement.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:
(a)	Total aggregate consideration in Canadian dollars: CAD$213,648,000.00 (assuming a U.S. to Canadian dollar exchange rate of 1:1.3353, being the closing rate published by Bank of Canada on December 5, 2018).

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES January 2015 Page 4

(b)	Cash: N/A
(c)	Securities (including options, warrants etc.) and dollar value: 6,400,000 Subordinate Voting Shares issued at a deemed price of US$25.00 per share.
(d)	Other: .
(e)	Expiry date of options, warrants, etc. if any: .
(f)	Exercise price of options, warrants, etc. if any: .
(g)	Work commitments: .
4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

Arm’s length negotiations between the parties.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES January 2015 Page 5

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed by Party	Describe relationship to Issuer (1)
Shareholders’ names and addresses contain personal information - a copy will be provided to the CSE on a confidential basis.	6,400,000 Subordinate Voting Shares issuable immediately upon closing; of which 760,000 Subordinate Voting Shares will be subject to a 2-year escrow.	A deemed price per share of $33.38 (assuming the U.S. to Canadian dollar conversion rate of 1:1.3353)	N/A	Offering in Foreign Jurisdiction	None	Not a related person.
(1)	Indicate if Related Person
7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired:

The Issuer has obtained Representations and Warranties from Form Factory regarding the title to its assets and the assets of each of its subsidiaries and any restrictions on title. Further, the Issuer’s U.S. legal counsel conducted due diligence on the target business and the sellers, including customary legal searches.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES January 2015 Page 6

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):
(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.
(b)	Cash N/A.
(c)	Securities N/A.
(d)	Other N/A.
(e)	Expiry date of any options, warrants etc. N/A.
(f)	Exercise price of any options, warrants etc. N/A.

9.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.
2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.
3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES January 2015 Page 7

4.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated December 6, 2018 .
Kevin Murphy
Name of Director or Senior Officer

/s/ Kevin Murphy
Signature

Chief Executive Officer
Official Capacity

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES January 2015 Page 8